


CPG INTERNATIONAL
Building Products. Better.

2008 First Quarter Earnings Call





May 14, 2008



Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

CPG INTERNATIONAL
Building Products. Better.

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our senior secured credit facility and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit facility and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Santana Holdings Corp. (the "Santana Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's December 31, 2007 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreement and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreement and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.



About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a manufacturer of market-leading brands of highly engineered premium, low-maintenance building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, AZEK® Deck, AZEK® Moulding, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other brands. For additional information on CPG please visit our web site at http:// www.cpgint.com.

Please note:

To access the conference call, please dial (866) 315-3365, and use conference ID code 45478823. An encore presentation will be available for one week after the completion of the call. In order to access the encore presentation, please dial (800) 642-1687 or (706) 645-9291, and use the conference ID code 45478823.



2008 First Quarter Financial Highlights

- **Market Conditions:** Housing starts down 32.1% from prior year

  Raw material costs up 42% from prior year

- **Revenue:** $94.2mm vs. $94.4mm in 2007
  - Performance ahead of underlying markets
  - Deck growth offsets trim and Scranton Products decline

- **Gross Margin:** 26.4% vs. 29.2% in 2007
  - Material costs offset by efficiencies

- **SG&A:** 13.1% of revenue vs. 11.3% in 2007
  - Increased amortization expense

- **Adjusted EBITDA:** Down 15.4% to $18.1mm; 19.2% EBITDA margin

- **Net Income:** $2.1mm, down from $5.2mm in 2007



Introduction

Mission:

Be the Leading Supplier of Premium
Low Maintenance Building Products

Objective

- Increase market penetration
  - Geographies
  - Multi-Product offering
  - Distribution channels

- Improve cost position
  - Operational efficiency
  - Functional excellence
  - Leverage scale

- Product Leadership/Innovation
  - New products
  - Product enhancements
  - Expanded R&D



Operational Highlights – Scranton Products

- **Increasing Market Penetration:**
  - Regaining market share in Commercial business
  - Actively engaging Pinnacle dealers and productive reps
  - New marketing materials and architects, dealers, reps support well received
  - Early response in bid season has been positive
  - Focus on improving customer experience with improved CSR department

- **Improving Cost Position:**
  - Lowered Q1 conversion costs 16%
  - Plant layout, lean initiatives paying dividends
  - Managing working capital tightly, inventory down 29%

- **Product Leadership:**
  - Fire rated line of partitions



Operational Highlights – AZEK

- **Increasing Market Penetration:**
  - Winter buy results in line with reduced expectations
    - Soft market activity, bad weather & channel's willingness to hold inventory
  - Demand for cellular PVC decking growing
  - Expanded AZEK product offering being well received by dealers
  - Home Depot test continues, increasing revenue

- **Improving Cost Position:**
  - Scranton decking manufacturing on-line
  - Improved scheduling/production planning
  - Optimizing production efficiencies

- **Product Leadership:**
  - Porch plank launch well received
  - Railing acquisition closed, introducing product to AZEK channel
  - Mouldings line continues to grow

Quarterly Revenue



Revenue
($ in millions)



YOY $(0.3)
or (0.3)%

- AZEK
- SP

	Q1 '07	Q2 '07	Q3 '07	Q4 '07	Q1 '08
Total	$94.4	$77.1	$82.6	$59.6	$94.2
SP	$25.4	$28.9	$26.2	$19.2	$22.9
AZEK	$69.0	$48.2	$56.4	$40.4	$71.3

Volume & ASP
(lbs in millions)



Volume — ASP

	Q1 '07	Q2 '07	Q3 '07	Q4 '07	Q1 '08
Volume	73.5	54.7	60.0	43.5	71.4
ASP	$1.28	$1.41	$1.38	$1.37	$1.32

Pro Forma Variance Analysis
($ in millions)

Q1 '07 Rev	$94.4
Composatron PF '07[1]	6.2
Procell PF '07	3.4
Q1 '07 PF Rev	$104.0
AZEK	(0.3)
SP	(2.5)
Q1 '08 PF Rev[1]	$101.3

YOY $(2.7)
or (2.6)%

- YOY revenue growth (0.3)%
  - AZEK Deck growth
  - SP sales channel repositioning underway

Footnote:
(1) Excludes $2.1mm of non-railing revenue in 2007 and $0.8mm in 2008.



Quarterly Earnings

Adjusted EBITDA
($ in millions)

YOY $(3.3) or (15.4)%



Legend: Adjusted EBITDA — Margin

22.7% — $21.4
19.0% — $16.5
$14.7
20.0%
17.8% — $10.6
19.2% — $18.1

Q1 '07   Q2 '07   Q3 '07   Q4 '07   Q1 '08

Gross Margin/SG&A
(% of revenue)



29.2%   28.1%   28.5%   26.1%   26.4%

11.3%   15.6%   16.1%   18.3%   13.1%

Legend: Gross Margin — SG&A

Q1 '07   Q2 '07   Q3 '07   Q4 '07   Q1 '08

Variance Analysis
($ in millions)

Q1 '07 Adj. EBITDA	$21.4
Procell/Composatron PF '07	2.6
Q1 '07 PF Adj. EBITDA	$24.0
Change	(4.1)
Q1 '08 PF Adj. EBITDA	$19.9

YOY $(4.1) or (17.1)%

- YOY Adj. EBITDA down 15.4%
  - Higher material costs
  - Increased productivity/efficiency
  - Increased Amortization expense



Capital Expenditures

Quarter Cap Ex
($ in millions)

YOY $(1.0)
or (40.0)%

Historical Cap Ex
($ in millions)





- Strategic projects and maintenance investment continues
  - Decking capacity in both Foley and Scranton
- Ample capacity to serve market



Working Capital Management

Inventory and Inv Days
($ in millions)

YOY $10.1
or 27.2% ⬆



AR and AR Days
($ in millions)

YOY $10.6
or 26.4% ⬆



Inv/AR/Prepaid less AP/Accrued[1]
($ in millions)



- Tightly managing working capital
  - Deck FG inventory and Railing account for higher inventory
  - AR days in line
  - AP in line with historical norms

Footnote:
(1) Excludes $18.1mm of accrued earn-out.



Liquidity Position

Net Debt(1) & Net Debt/EBITDA(2)
($ in millions)



Liquidity
($ in millions)



- Liquidity increases with new ABL facility
  - Liquidity position at $56.6mm
- $25mm acquisition term loan accounts for majority of debt increase
  - Debt load remains manageable
- Trailing Twelve Month Adjusted Pro Forma EBITDA of $64.3mm

Footnotes:
(1) Net debt defined as total debt and capital lease obligations less cash
(2) Trailing twelve month pro forma adjusted EBITDA as defined in Credit Agreement



2008 Adjusted EBITDA Guidance[(1)]

- Adjusted EBITDA growth ranges from 8% to 24%



Low		High
$68mm		$78mm

Downside:

- Housing market deteriorates further
- Recession impacts remodeling market
- Recession impacts industrial markets
- Resin prices escalate further

Upside:

- Higher AZEK® Trim/Moulding/Deck growth
- Increased market penetration for AZEK products
- Increased outlets for Railing
- Improved material cost and lower resin
- Operational efficiencies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported for 2007, subject to the timing of the Procell and Composatron Acquisitions.



APPENDIX



Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2007	Add: Three Months Ended March 31, 2008	Less: Three Months Ended March 31, 2007	Twelve Months Ended March 31, 2008
Net (loss) income (a)	$ 4,627	$ 2,050	$ 5,210	$ 1,467
Interest expense, net (a)	33,698	9,179	8,546	34,331
Income tax expense (benefit)	3,760	1,285	3,120	1,925
Depreciation and amortization	18,157	4,853	4,126	18,884
EBITDA	60,242	17,367	21,002	56,607
Relocation and hiring costs	—	100	—	100
Retiring executive costs	—	—	—	
Management fee and expenses (d)	1,733	551	375	1,909
Severance costs(c)	1,009	71	21	1,059
Settlement charges (b)	500	26	—	526
Gain on sale of property (e)	(422)	—	—	(422)
Santana Acquisition costs (f)	13	—	13	—
Procell non—recurring charges (g)	60	—	11	49
Adjusted EBITDA	$ 63,135	$ 18,115	$ 21,422	$ 59,828
Pro forma adjustments	5,266	1,736	2,556	4,446
Adjusted EBITDA with pro forma adjustments	$ 68,401	$ 19,851	$ 23,978	$ 64,274

_____
(1) Represents the pro forma effect from Procell Decking and Composatron as if the Procell Acquisition and the Composatron Acquisition took place on January 1, 2007, as defined by our credit agreement.



Quarterly Volume Information

(in thousands)	Q1 2008
AZEK Building Products	60,305
Scranton Products	11,084
Total	71,389

	Q1 2007
AZEK Building Products	60,581
Scranton Products	12,873
Total	73,454



CPG

- CPG INTERNATIONAL — Building Products. Better.
  - AZEK Building Products
    - **Residential**
      - AZEK Trim
      - AZEK Deck
      - AZEK Moulding
    - **Industrial**
      - CELTEC Displayboard
      - Vycom — Division of AZEK Building Products
  - SCRANTON PRODUCTS — Worry-Free Brands. Your Every Need.™
    - **Industrial**
      - Flametec
      - HITEC® HIGH DENSITY POLYETHYLENE (HDPE)
      - SEABOARD
    - **Commercial**
      - COMTEC INDUSTRIES
      - HINY HIDERS Santana Products
      - CAPITOL PARTITIONS INC.